Exhibit 10.1

ASSET PURCHASE AGREEMENT

BY AND AMONG

LIBERMAN BROADCASTING OF CALIFORNIA LLC,

a California limited liability company

LBI RADIO LICENSE LLC,

a California limited liability company

SUN CITY COMMUNICATIONS, LLC

a Delaware limited liability company

AND

SUN CITY LICENSES, LLC,

a Delaware limited liability company

DATED AS OF SEPTEMBER 12, 2008

SECTION 1 : DEFINITIONS		1

1.1	Terms Defined in this Section	1

1.2	Terms Defined Elsewhere in this Agreement	8

1.3	Clarifications	8

SECTION 2 : PURCHASE OF ASSETS		9

2.1	Agreement to Sell and Buy	9

2.2	Purchase Price	9

2.3	Adjustments and Prorations	9

2.4	Assumed Liabilities	12

SECTION 3 : REPRESENTATIONS AND WARRANTIES OF SELLER		12

3.1	Organization and Authority	12

3.2	Authorization and Binding Obligations	13

3.3	No Contravention; Consents	13

3.4	Title to Assets	13

3.5	Real Property	13

3.6	Equipment	14

3.7	Licenses	14

3.8	Assumed Contracts	15

3.9	Insurance	15

3.10	Intellectual Property	15

3.11	Personnel Matters	15

3.12	Financial Information	17

3.13	Taxes	17

3.14	Claims and Litigation	17

3.15	No Interference with Signal	17

3.16	Compliance with Laws	18

3.17	Environmental Matters	18

3.18	Conduct of Business in Ordinary Course	18

3.19	Brokers	18

3.20	Absence of Other Express or Implied Representations	18

SECTION 4 : REPRESENTATIONS AND WARRANTIES OF BUYER		19

4.1	Organization and Authority	19

4.2	Authorization and Binding Obligations	19

i

4.3	No Contravention; Consents	19

4.4	Qualifications	19

4.5	Claims and Litigation	19

4.6	Availability of Funds	19

4.7	Brokers	19

4.8	Absence of Other Express or Implied Representations	19

SECTION 5 : PRE-CLOSING COVENANTS OF THE PARTIES		20

5.1	Covenants of Seller	20

5.2	Covenants of Buyer	22

SECTION 6 : JOINT COVENANTS		23

6.1	Consultations regarding Consents of Governmental Authorities	23

6.2	Joint Filings	23

6.3	Notice of Breach	23

6.4	Confidentiality	23

6.5	Press Releases	24

6.6	Allocation of Purchase Price	24

6.7	Bulk Sales	24

6.8	Risk of Loss	24

6.9	Further Assurances	25

6.10	Cooperation with Financings	25

6.11	Accounts Receivable	25

SECTION 7 : CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE		26

7.1	Representations, Warranties and Covenants	26

7.2	Closing Deliveries	26

7.3	FCC Consent	26

7.4	No Injunction	26

SECTION 8 : CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE		26

8.1	Representations, Warranties and Covenants	26

8.2	Closing Deliveries	27

8.3	FCC Consent	27

8.4	Material Consents	27

8.5	Estoppels	27

8.6	No Injunction	27

8.7	No Material Adverse Effect	27

8.8	Agreement with Prime Lease Lessee	27

8.9	Prime Lease	28

SECTION 9 : THE CLOSING		28

9.1	The Closing	28

9.2	Deliveries by Seller to Buyer	28

9.3	Deliveries by Buyer to Seller	29

SECTION 10 : INDEMNIFICATION		29

10.1	Survival	29

10.2	Seller’s Indemnity	29

10.3	Buyer’s Indemnity	30

10.4	Procedures	30

10.5	Qualifications and Limitations	31

10.6	Indemnity Escrow	32

SECTION 11 : TERMINATION		32

11.1	Termination by the Parties	32

11.2	Effect of Termination	33

11.3	Specific Performance	33

11.4	Payment of Escrow Deposit to Seller as Liquidated Damages	34

11.5	Surviving Obligations	34

SECTION 12 : MISCELLANEOUS		34

12.1	Notices	34

12.2	Expenses	35

12.3	Choice of Law	35

12.4	Assignment	35

12.5	Entire Agreement	35

12.6	Waivers of Compliance; Consents	35

12.7	Severability	36

12.8	Counterparts	36

EXHIBITS

Exhibit A	–	Form of Escrow and Indemnity Agreement

SCHEDULES

Schedule 1.1A	–	Barter Agreements

Schedule 1.1B	–	Excluded Assets

Schedule 1.1C	–	Excluded Contracts

Schedule 1.1D	–	Key Employees

Schedule 1.1E	–	Permitted Liens

Schedule 3.3	–	Consents

Schedule 3.5	–	Real Property

Schedule 3.5(b)	–	Power Interruptions

Schedule 3.6	–	Equipment

Schedule 3.7	–	Licenses

Schedule 3.8	–	Assumed Contracts

Schedule 3.9	–	Insurance

Schedule 3.10	–	Intellectual Property

Schedule 3.11	–	Personnel Matters

Schedule 3.12	–	Financial Statements

Schedule 3.12	–	Litigation

Schedule 4.3	–	Consents

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is dated September 12, 2008, by and among Liberman Broadcasting of California LLC, a California limited liability company (“LBI”), LBI Radio License LLC, a California limited liability company (“License Sub” and together with LBI, “Buyer”), Sun City Communications, LLC, a Delaware limited liability company (“Sun City”) and Sun City Licenses, LLC, a Delaware limited liability company (“License Holder” and together with Sun City, “Seller”). Seller and Buyer are sometimes referred to herein as the “Parties” and each as a “Party.”

R E C I T A L S:

A. Seller is the holder of certain FCC Licenses (defined herein) issued by the Federal Communications Commission (“FCC”) which are used or useful in the operation of radio station KVIB(FM), Phoenix, Arizona (Facility ID No. 16770) (such facility, together with the business and operations of Seller related to such facility, referred to herein as the “Station”).

B. Seller owns, leases, or otherwise has the right to use and operate the Assets (as defined herein) used in the operation of the Station.

C. Seller desires to convey, and Buyer wishes to acquire, all of the Assets on the terms and conditions hereinafter set forth.

A G R E E M E N T S:

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

SECTION 1: DEFINITIONS

1.1 Terms Defined in this Section. The following terms, as used in this Agreement, have the meanings set forth in this Section:

“Accounts Receivable” means all accounts receivable and other receivables of Seller relating to or arising out of the operation of the Station prior to the Closing.

“Action” means, for any Person, any action, counterclaim, suit, litigation, arbitration, governmental investigation or other legal, administrative or Tax proceeding, or Judgment, claim, or complaint by or against such Person, excluding any litigation affecting the radio broadcasting industry generally in which such Person is not a named party, and any rule-making proceedings.

“Advertising Contracts” means contracts entered into by Seller for the sale of advertising time on the Station in exchange for cash payment in the ordinary course of business.

“Affiliate” of a Person means any Person, which directly or indirectly controls, is controlled by or is under common control with, such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Escrow Agreement.

“Assets” means all real and personal properties, assets, rights, benefits and privileges both tangible and intangible, of every kind, nature and description, used or useful by Seller in the operation of the Station (other than the Excluded Assets), including without limitation the following assets existing on the date of this Agreement and all such assets acquired between the date hereof and the Closing as permitted by and subject to the terms of this Agreement (in each case other than such assets that constitute Excluded Assets): (i) the Real Property, (ii) Equipment, (iii) FCC Licenses, any other License and any pending applications for new Licenses, (iv) Assumed Contracts and all of Seller’s rights thereunder relating to periods and events occurring on and after the Closing Date, (v) Intellectual Property and Technology, (vi) Books and Records, (vii) all prepaid rentals, security deposits and other prepaid expenses, and any other current assets, in each case related to or arising in connection with the operation of the Station to the extent allocated to Buyer in accordance with Section 2.3 hereof, as well as Accounts Receivable, (viii) any rights, claims or causes of action of Seller against third parties in connection with or relating to the operation of the Station other than those relating to Excluded Assets or Non-Assumed Liabilities, (ix) all rights and claims relating to any other Assets or any Assumed Liability, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Assumed Liability, (x) all other assets or properties not referenced above that are reflected on the Financial Statements or acquired by Seller in the ordinary course of business after June 30, 2008, other than Excluded Assets, (xi) all of Seller’s goodwill in, and going concern value of, the Station and (xii) all other assets used or useful by Seller in connection with the operation of the Station.

“Assignment Application” means the application filed jointly by Seller and Buyer with the FCC relating to the assignment of the FCC Licenses from License Holder to License Sub in the manner contemplated by this Agreement.

“Assumed Contracts” means all Contracts other than Excluded Contracts.

“Barter Agreements” means the agreements under which advertising time on the Station is exchanged for goods or services received or to be received that are (i) in existence as of the date of this Agreement and disclosed to Buyer on Schedule 1.1A hereto and (ii) entered into by Seller after the date of this Agreement with the written consent of Buyer.

“Barter Basket” means an amount not to exceed Twenty-Five Thousand Dollars ($25,000).

“Books and Records” means all of the written and electronic books and records of Seller related to the operation of the Station (other than any included in the Excluded Assets).

“Business Day” means any day of the year on which banks are not required or authorized to be closed in the State of California.

“Closing” means the consummation of transactions contemplated by this Agreement, including the assignment, transfer, conveyance and delivery of the Assets and the Purchase Price as contemplated hereunder.

“Closing Date” means the date of Closing, which shall occur on a date to be mutually agreed to by Buyer and Seller which shall not be later than five (5) Business Days after the satisfaction or waiver of all of the conditions set forth in Section 7 and Section 8 herein.

“Closing Place” means the offices of Latham & Watkins LLP located at 555 Eleventh St., NW, Suite 1000, Washington, D.C., or such other location agreed upon by the Parties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Compensation Arrangement” means any plan, contract, arrangement, or policy, other than an Employee Plan, whether written or unwritten, which, at each relevant time, Seller or any ERISA Affiliate sponsors, maintains, contributes to, or is required to contribute to, and which provides compensation or benefits to (i) current or former employees (including, without limitation, officers) of Seller or any ERISA Affiliate, or (ii) current and former directors, consultants, or other service providers of Seller, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan, employment or consulting agreement, and any other employee fringe benefit plan.

“Consents” means the consents, permits or approvals of Government Authorities and other third parties required to transfer the Assets from Seller to Buyer or otherwise to consummate the transactions contemplated hereby.

“Contracts” means the leases, subleases, licenses, contracts, commitments, understandings and agreements (including agreements related to any Internet site maintained for the benefit of the Station) relating to the operation of the Station to which Sun City and/or License Holder is a party, whether oral or written, including, but not limited to, Advertising Contracts.

“Employee Plan” means any pension, retirement, profit-sharing, deferred compensation, vacation, severance, bonus, incentive, medical, vision, dental, disability, life insurance or other “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) to which any ERISA Affiliate contributes (or has contributed), or which either Seller or any ERISA Affiliate sponsors or maintains (or has sponsored or maintained), or otherwise pursuant to which Seller or any ERISA Affiliate has any Liability or could reasonably be expected to have any Liability, and which provides compensation or benefits to any current or former employee of Seller or any ERISA Affiliate, or current and former director, consultant or other service provider of Seller.

“Employees” means the persons employed by Seller on a full or part-time basis with respect to the operation of the Station.

“Enforceability Exceptions” means the exceptions or limitations to the enforceability of contracts under bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally, and by the application of general principles of equity.

“Environmental Laws” means any Laws relating to health, safety or the environment, including the Handling of Hazardous Substances, the presence of Hazardous Substances on any Real Property, or any antipollution requirements.

“Equipment” means the radio studio and transmitter site equipment, furniture, fixtures, furnishings, machinery, computer hardware, antennas, transmitters, inventory, office materials and supplies, spare parts and other personal property used or held for use by Seller in the operation of the Station as of the date of this Agreement, plus such additions, improvements or replacements thereto or deletions therefrom that may occur in the normal course of business between the date of this Agreement and the Closing Date, in accordance with the terms of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, Seller as defined in Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Chevy Chase Bank, and any successors thereto pursuant to the terms of the Escrow Agreement.

“Escrow Agreement” means the Escrow and Indemnity Agreement being entered into among LBI, Sun City and the Escrow Agent on the date hereof in substantially the form attached hereto as Exhibit A.

“Escrow Amount” means the sum of the Escrow Deposit, plus all interest or other earnings thereon.

“Escrow Deposit” means the sum of Seven Hundred Fifty Thousand Dollars ($750,000) which is being deposited by Buyer with the Escrow Agent in immediately available funds on the date hereof to secure the obligations of Buyer to close under this Agreement, with such deposit being held by the Escrow Agent in accordance with the Escrow Agreement.

“Excluded Assets” means (i) all cash on hand or in bank accounts and all cash equivalents of Seller and similar investments of Seller, including without limitation certificates of deposit, (ii) all Notes Receivable, (iii) those Accounts Receivable that have been collected in the ordinary course of business in compliance with Section 6.11 between the date of this Agreement and the Closing Date, (iv) all refunds or credits (including interest thereon or claims therefrom) of Taxes attributable to periods prior to the Closing Date, (v) all refunds of premiums paid on, and rights and claims under, insurance policies of Seller (subject to Section 6.8 (Risk of Loss)), (vi) bonds, letters of credit, surety instruments and other similar items (other than amounts posted by parties to Assumed Contracts as deposits or other security held by Seller), (vii) Seller’s corporate governance and tax records and the account books of original entry, general ledger and financial records used in connection with the operation of the Station

(provided, that Seller shall provide Buyer with a copy of any such records related to the operation of the Station that Buyer shall reasonably request), (viii) all Employee Plans, Compensation Arrangements, insurance Contracts, and Excluded Contracts, (ix) all rights and claims of Seller to the extent relating to any other Excluded Asset or any Non-Assumed Liability (including any obligation of Sellers to indemnify Buyer), including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any other Excluded Asset or any Non-Assumed Liability and (x) such additional assets as are set forth on Schedule 1.1B hereto.

“Excluded Contracts” means (i) those Contracts identified on Schedule 1.1C hereto, (ii) Advertising Contracts other than (A) Advertising Contracts entered into by Seller prior to the date hereof in the ordinary course of business at rates that are consistent with those charged during the six moths prior to the date of this Agreement and (B) Advertising Contracts entered into by Seller on or after the date hereof in compliance with Section 5.1(d) of this Agreement, (iii) Barter Agreements in excess of the Barter Basket, and (iv) any Contract entered into by Seller other than in the ordinary course of business between the date of this Agreement and the Closing Date, unless, in the case of clauses (ii) through (iv) above, Buyer specifically agrees in writing to assume such Barter Agreement or Contract.

“FCC” means the United States Federal Communications Commission.

“FCC Consent” means action taken by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the assignment of the FCC Licenses by License Holder to License Sub as contemplated by this Agreement.

“FCC Licenses” means the licenses, permits or other authorizations, including any applications therefor, issued or granted by the FCC to Seller and used or useful (or with respect to applications, intended to be used or useful) in the operation of the Station, all of which are identified on Schedule 3.7.

“Final Order” means the FCC Consent has not been reversed, stayed, enjoined, set aside, annulled, or suspended, and with respect to which no requests or applications are pending for administrative or judicial review, reconsideration, appeal, or stay, and the time for filing any such request or application, and the time for the FCC to set aside the action on its own motion, has expired.

“GAAP” means United States generally accepted accounting principles as currently in effect.

“Governmental Authority” means any court or any federal, state, county, local or foreign governmental, legislative or regulatory body, agency, department, authority, instrumentality or other subdivision thereof, including the FCC.

“Handling of Hazardous Substances” means the production, processing, use, generation, storage, treatment, recycling, disposal, discharge, release or other handling or disposition of any kind of any Hazardous Substance.

“Hazardous Substance” means any pollutant, contaminant, hazardous or toxic substance, material, constituent or waste, or any similarly named substance that is defined, labeled or regulated as such by any Law.

“Intellectual Property” means all trademarks, trademark applications, patents, patent applications, service marks, service mark applications, trade names, copyrights, copyright applications, licenses, domain names, Internet sites (including related content), call letters (including rights in the call letters KVIB) and other intellectual property rights (whether or not registered) that are owned, licensed or otherwise used or useful by Seller in connection with the operation of the Station (including all slogans, liners and positioning statements), other than Intellectual Property associated exclusively with the Excluded Assets).

“Judgment” means any judgment, writ, order, injunction, determination, award or decree of or by any court, judge, justice or magistrate, including any bankruptcy court or judge, and any order of or by a Governmental Authority.

“Key Employee” means each Employee set forth on Schedule 1.1D hereto.

“knowledge” or “to the knowledge” of a Party (or similar phrases) means actual knowledge of a fact, or constructive knowledge if a reasonably prudent person in a like position would have known or should have known, such fact.

“Labor Laws” means all Laws governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours, occupational safety and health, worker classification, immigration, workers compensation, or the payment of social security and similar taxes, including, without limitation, ERISA, the United States Immigration Reform and Control Act of 1986, the United States National Labor Relations Act, the United States Civil Rights Acts of 1866 and 1964, the United States Equal Pay Act, ADEA, ADA, FMLA, WARN, the United States Occupational Safety and Health Act, the United States Davis Bacon Act, the United States Walsh-Healy Act, the United States Service Contract Act, United States Executive Order 11246, FLSA and the United States Rehabilitation Act of 1973, and all rules and regulations promulgated under such acts, as each may be amended from time to time.

“Law” means any statute, ordinance, code, law, rule, regulation, permit or permit condition, Judgment, or other requirement, standard, policy or procedure enacted, adopted or applied by any Governmental Authority.

“Liabilities” means claims, obligations, commitments or liabilities of a Person of any nature, absolute, accrued, contingent or otherwise, known or unknown, whether matured or unmatured, and whether or not required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Licenses” means the licenses, permits, franchises, registrations, authorizations, consents or approvals issued by the FCC or any other Governmental Authority to Seller with respect to the operation of the Station.

“Lien” means any lien, pledge, charge, burden, easement, security interest, mortgage, deed of trust, right-of-way or other encumbrance.

“Material Adverse Effect” means any event, circumstance or condition that, individually or when aggregated with all other similar events, circumstances or conditions, has had or would reasonably be expected to have a material adverse effect on (i) the Assets taken together (including the Real Property), (ii) the operation of the Station, (iii) the condition (financial or otherwise) or results of operations of the Station, or (iv) the ability of Seller to consummate the transactions contemplated by this Agreement; provided that such event, circumstance or condition shall not constitute a Material Adverse Effect if it would reasonably be expected to affect the FM radio broadcasting industry generally and does not disproportionately affect the Station.

“Notes Receivable” means promissory notes or other similar obligations payable to Seller.

“operation of the Station” and similar references shall mean and include all activities, in the aggregate, relating to the operation and ownership of the Station and the Assets utilized in connection therewith, including, without limitation, the use and occupancy of the Real Property.

“Owned Real Property” means all real property owned by the Seller, including that identified on Schedule 3.5.

“Permitted Liens” means the following: (i) statutory landlord’s liens and liens for current Taxes not yet due and payable; (ii) zoning laws and ordinances and similar land use Laws that do not individually or in the aggregate materially interfere with the right or ability to own, use, lease or operate the Real Property as presently utilized; (iii) rights reserved to any Governmental Authority to regulate the affected property; (iv) as to interests in Real Property, any easements, rights-of-way, servitudes, permits, restrictions and minor imperfections or irregularities in title that are reflected in the public records (if and to the extent applicable to a leasehold interest in accordance with the terms thereof) and that do not individually or in the aggregate materially interfere with the right or ability to own, use, lease or operate the Real Property as presently utilized; and (v) any Liens set forth on Schedule 1.1E hereto.

“Person” means any person or entity, whether an individual, trustee, corporation, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture or Governmental Authority.

“Real Property” has the meaning set forth in Section 3.5, and shall include the Owned Real Property, if any, and the property leased pursuant to the Real Property Leases.

“Real Property Leases” means all leases, subleases, licenses, rights of entry, occupancy or similar agreements to which Seller is a party, including those identified on Schedule 3.5.

“Subleases” means any Real Property Leases where Seller is the lessor or licensor identified on Schedule 3.5.

“Taxes” means any taxes, charges, fees, levies or other assessments, including income, excise, use, transfer, payroll, occupancy, property, sales, franchise, unemployment, withholding or other taxes of any kind whatsoever and including any penalties and interest imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

“Technology” means any trade secrets, inventions, know-how, formulae, processes, procedures and computer software.

“Tower Leases” means all Real Property Leases for property that is used by Seller for broadcasting purposes (such as tower sites, antenna sites, rooftop broadcast locations or the like), including sites where backup broadcasting equipment is located.

1.2 Terms Defined Elsewhere in this Agreement. In addition to (i) the defined terms in the preamble, recitals and Section 1.1 hereof, or (ii) certain defined terms used solely within a single section hereof, the following is a list of terms used in this Agreement and a reference to the section hereof in which such term is defined:

Term	Section
Adjustments	2.3(b)
Assumed Liabilities	2.4
Auditor	2.3(d)
Buyer Indemnified Parties	10.2
Buyer’s Calculation	2.3(c)
Change in Circumstance	8.8
Claimant	10.4
Claim Notice	10.4
Closing Cash Payment	2.2(a)
Discovery Period	2.3(d)
Financial Statements	3.12
Indemnity Fund	10.6
Indemnity Period	10.1
Indemnitor	10.4
Losses	10.2
Non-Assumed Liabilities	2.4
Oral Contracts	3.11(b)
Prime Lease	8.8
Prime Lease Lessee	8.8
Prime Lease Lessor	8.8
Purchase Price	2.2(a)
Seller Indemnified Parties	10.3
Seller’s Estimate	2.3(b)
Side Letter	8.8

1.3 Clarifications. Words used in this Agreement, regardless of the gender and number specifically used, shall be deemed and construed to include any other gender and any other number as the context requires. As used in this Agreement, the word “including” is not limiting, and the word “or” is both conjunctive and disjunctive. Except as specifically otherwise provided in this Agreement in a particular instance, a reference to a section, schedule or exhibit is a reference to a section of this Agreement or a schedule or exhibit hereto, and the terms “hereof,” “herein,” and other like terms refer to this Agreement as a whole, including the Schedules and Exhibits to this Agreement, and not solely to any particular part of this Agreement. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

SECTION 2: PURCHASE OF ASSETS

2.1 Agreement to Sell and Buy. Subject to the terms and upon satisfaction of the conditions contained in this Agreement, at the Closing, (i) Seller shall sell, convey, transfer, assign and deliver to Buyer all of Seller’s right, title and interest in and to the Assets (other than the FCC Licenses), and LBI shall purchase, acquire and accept from Seller all of Seller’s right, title and interest in and to the Assets (other than the FCC Licenses), free and clear of all Liens other than Permitted Liens and (ii) Seller shall assign and deliver to License Sub, and License Sub shall accept, assignment from Seller of, the FCC Licenses.

2.2 Purchase Price.

(a) The purchase price for the Assets shall be Fifteen Million Dollars ($15,000,000) (the “Purchase Price”), as adjusted pursuant to Section 2.3. The Purchase Price, less the amount of the Escrow Deposit and any amount necessary for the Indemnity Fund, plus or minus the amount of Seller’s Estimate (collectively, the “Closing Cash Payment”), shall be paid by Buyer at the Closing by wire transfer of immediately available funds in U.S. dollars to an account designated in writing by Seller.

(b) Concurrently with the execution and delivery of this Agreement, LBI and Sun City are executing and delivering the Escrow Agreement, and LBI is depositing the Escrow Deposit with the Escrow Agent to be held and released pursuant thereto. Upon the Closing, LBI and Sun City shall instruct the Escrow Agent to pay the amount of the Escrow Deposit by wire transfer of immediately available funds in U.S. dollars to an account designated by Seller, which amount shall be credited against the payment by Buyer of the Purchase Price; provided that at Buyer’s election, a portion of the Escrow Deposit that otherwise would be disbursed to Seller may be placed into escrow as the Indemnity Fund in accordance with Section 10.6 hereof. If this Agreement is terminated prior to the Closing, the Escrow Deposit shall be disbursed in accordance with Sections 11.2 and 11.4.

(c) At the Closing Buyer shall deposit the Indemnity Fund with the Escrow Agent to be held and released pursuant to the Escrow Agreement.

2.3 Adjustments and Prorations.

(a) Subject to the terms of this Agreement (including, the treatment of Accounts Receivable pursuant to Section 6.11, which if uncollected as of the Closing shall become the property of Buyer without proration or adjustment under this Section 2.3), all revenues and all expenses arising from the operation of the Station, including tower rental, business and license fees, utility charges and all other fees or charges arising under the Real

Property Leases or payable with respect to the Owned Real Property; real and personal property Taxes and assessments levied against the Assets; property and Equipment rentals; applicable copyright or other fees (including program license payments); sales and service charges; annual regulatory fees; amounts owing in respect of unlicensed software; music license fees; and similar prepaid and deferred items shall be prorated between Seller and Buyer in accordance with GAAP and the general principle that Seller shall receive the benefit of all revenues, and be responsible for all costs, expenses and Liabilities, allocable to the Station for the period prior to the Closing Date, and Buyer shall receive the benefit of all revenues, and be responsible for all costs, expenses and Liabilities, allocable to the Station on or after the Closing Date, subject to the following:

(1) There shall be no proration for goods or services to be received by Seller under Barter Agreements in excess of the Barter Basket as of the Closing Date and Seller shall retain all liability with respect to Barter Agreements that exceed the Barter Basket.

(2) Seller shall be entitled to all revenue and bear all expenses and Liabilities related to the Excluded Assets and the Non-Assumed Liabilities both prior to and after the Closing Date.

(3) Seller shall receive a credit for any security deposits held by lessors of the Real Property Leases (other than Subleases) and Buyer shall receive a credit for any security deposits held by Seller as sublessor under any Subleases.

(4) There shall be no proration for Accounts Receivable that remain uncollected as of the Closing Date in compliance with Section 6.11.

(b) Seller shall prepare and submit to Buyer, not later than five (5) Business Days prior to the Closing Date, a good-faith written estimate of the adjustments and prorations set forth in subsection (a) above (the “Adjustments”) in accordance with this Section 2.3, along with Seller’s estimate of the Purchase Price resulting from the Adjustments (“Seller’s Estimate”). After delivery of Seller’s Estimate, including all supporting documentation of any proposed Adjustments, Buyer and Seller shall in good faith attempt to resolve prior to Closing any disputes between them with respect to the determination of the Closing Cash Payment. If as of Closing any items shall be in dispute between them with respect to the Closing Cash Payment, Seller’s Estimate, as adjusted to reflect any changes to the Adjustments agreed to by the Parties, shall be used as the amount of the Closing Cash Payment payable by Buyer on the Closing Date, with such disputed items to be settled between the Parties following Closing pursuant to subsections (c) and (d) below, and the size of the Indemnity Fund shall be increased by the amount in dispute, which increase shall be disbursed to Seller or returned to Buyer, as appropriate, as part of the settlement between the Parties upon the completion of the adjustment process pursuant to subsection (c) and if applicable, subsection (d) below.

(c) Buyer shall prepare and submit to Seller, not later than thirty (30) Business Days following the Closing Date, Buyer’s written good-faith determination of the Adjustments, including any changes to the Adjustments used to determine the Closing Cash Payment, along with a calculation of the Purchase Price resulting from the Adjustments as determined by Buyer (collectively, the “Buyer’s Calculation”), including all supporting documentation and the calculation of any amounts. Notwithstanding the foregoing, if the actual amount of Taxes payable with respect to Real Property is not available as of the Closing Date or within thirty (30) days thereafter, Buyer may prepare and submit Buyer’s Calculation, with respect to such Taxes only, within thirty (30) days after the date Buyer receives the final Tax Statement for such period, but Buyer’s Calculation shall be deemed delivered upon its earlier delivery without the calculations with respect to such Taxes. After delivery of Buyer’s Calculation to Seller, Seller may furnish Buyer, within ten (10) Business Days following delivery of Buyer’s Calculation, with written notification setting forth in reasonable detail any disputes Seller has with Buyer’s determination of the Purchase Price in Buyer’s Calculation. In the event that Seller does not provide such a written notification within such ten (10) Business Day period, Seller shall be deemed to have accepted the Adjustments and Buyer’s Calculation delivered by Buyer, shall be final, binding and conclusive for all purposes hereunder. In the event that Seller provides a timely written notification to Buyer, then Buyer and Seller shall, for a period of ten (10) Business Days (or such longer period as they may mutually agree), in good faith attempt to resolve any disputes between them with respect to the determination of the Purchase Price, with each Party claiming an adjustment to its credit providing the other with any documentation reasonably requested by the other Party to determine the appropriateness of such claimed Adjustment.

(d) If, following such ten (10) Business Day period, the Parties cannot agree on the amount of the final Adjustments, the determination shall be made by a national or regional accounting firm jointly designated by the Parties (the “Auditor”). No member, partner, officer, or employee of either Seller or Buyer or their respective Affiliates shall have any business or familial relationship (as defined in the FCC’s rules) with any officer, employee, director, member, stockholder, partner or Affiliate of the Auditor. No member, partner, officer, employee, or director of the Auditor or its Affiliates (if any) shall have any business or familial relationship (as defined in the FCC’s rules) with either Seller or Buyer. The Auditor shall make the determination based on GAAP in effect on the Closing Date. Either Party may invoke the use of the Auditor by notifying the other Party in writing. In the event that either Party invokes the use of the Auditor, there shall be a thirty (30) day period (the “Discovery Period”) when the Parties may request of and shall provide to each other in writing or computer format where appropriate any documentation or records in the possession of the other Party that are related to a claim or defense to be made to the Auditor. Fifteen (15) Business Days after the expiration of the Discovery Period, the Parties shall have the opportunity to present their claims and supporting documentation to the Auditor. The Parties shall use their commercially reasonable efforts to cause the Auditor to render a decision within fifteen (15) Business Days after each Party shall have presented (or have foregone the opportunity to present) its claims and supporting documentation to the Auditor. The decision of the Auditor shall be final and binding on the Parties and shall not be subject to any judicial challenge by either Party. Within five (5) Business Days after the Auditor provides the determination to the Parties, payment in accordance with that determination shall be made by release of any amount by which the Indemnity Fund was increased pursuant to Section 2.3(b) above to the appropriate Party or Parties, with any additional amounts paid by the appropriate Party by wire transfer of immediately available funds in U.S. dollars, to an account designated by the Party entitled to receive such payment. The expenses of the Auditor shall be paid by the Party which, based on the Auditor’s resolution of the disputed item(s), is not the prevailing Party.

2.4 Assumed Liabilities. At and after the Closing, Buyer shall assume and timely pay, discharge and perform when due only those Liabilities attributable to periods after the Closing under or with respect to the Licenses and the Assumed Contracts (collectively, the “Assumed Liabilities”). All Liabilities not expressly assumed by Buyer hereunder are collectively referred to herein as “Non-Assumed Liabilities” and shall remain and be the obligations and liabilities solely of Seller. Without limiting the generality of the foregoing, the Non-Assumed Liabilities shall include the following: (i) any Liabilities arising from or related to the ownership of the Assets or operation of the Station attributable to periods before the Closing, (ii) all Liabilities relating to any of the Excluded Assets, (iii) any debts, obligations or other Liabilities owing from Seller or any of its Affiliates to Seller or any of its Affiliates, (iv) any Liability of Seller or any Affiliate of Seller for (A) income and franchise Taxes, (B) Taxes (other than income and franchise Taxes) that are not related to the operation of the Station or the Assets, (v) any Liability for Taxes arising from the transfer of the Assets and the consummation of the other transactions contemplated by this Agreement, except to the extent of Buyer’s obligation to pay such Liability under Section 12.2 of this Agreement; (vi) any claims or other Liabilities of Seller arising out of the operation of the Station prior to Closing under or relating to pre-Closing violations of Environmental Laws or pre-Closing releases of Hazardous Substances, (vii) any Liabilities under any Excluded Contract; (viii) any Liability to, in respect of, arising out of, or in connection with, the service relationship or the cessation of such service relationship between Seller and any current or former employees, including, without limitation, officers, directors, consultants or other service providers, including without limitation (A) any Liability under any employment or consulting agreement, whether or not written, between Seller and any Person, (B) any Liability under any Compensation Arrangement or any Employee Plan, (C) any Liability for any claim of an unfair labor practice or grievance or any claim under any unemployment compensation, employment standards, pay equity or worker’s compensation law or regulation, or under any federal, state or local employment discrimination law or regulation, which shall have been asserted on or prior to the Closing Date or is based on acts or omissions which occurred on or prior to the Closing Date, whether or not the affected employees are hired by Buyer or any of its Affiliates, (D) any Liability relating to payroll, vacation pay, personal day pay, or sick pay, except for any Liability incurred by Buyer with respect to any Employee hired by Buyer after the Closing, (E) any Liability with respect to any actual or alleged agreements or promises regarding stock options, equity or equity-based compensation plans, programs or arrangements maintained by Seller or any of its Affiliates, and (F) any Liability arising out of or relating to any stay bonus, severance plan or arrangement, special waiting bonus or special retention plan or agreement, (ix) any Liabilities for legal, accounting or broker’s fees incurred by Seller and its Affiliates in connection with this Agreement and the consummation of the transactions contemplated hereby, and (x) all Liabilities of Seller arising under this Agreement.

SECTION 3: REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer as follows:

3.1 Organization and Authority. Sun City and License Holder are each a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Sun City is qualified to do business in the State of Arizona and any other jurisdiction in which the nature of the business conducted by the Station or the ownership of the

Assets requires such qualification. Seller has all requisite limited liability company power and authority (i) to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, and (ii) to own, lease and operate the Station and the Assets owned by it and to carry on the business as now being conducted.

3.2 Authorization and Binding Obligations. The execution, delivery and performance of this Agreement by Seller and each Ancillary Agreement to which Seller is or will be a party have been duly and validly authorized by all necessary action of Seller. This Agreement and each Ancillary Agreement has been (or when delivered will be) duly executed and delivered by Seller and constitutes (or will constitute) a valid and binding agreement of Seller enforceable against it in accordance with its terms, except as its enforceability may be limited by Enforceability Exceptions.

3.3 No Contravention; Consents. Subject to obtaining the Consents set forth on Schedule 3.3, the execution, delivery and performance of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated hereby by Seller will not, after the giving of notice, or the lapse of time, or otherwise (i) violate any provisions of the organizational documents of Seller, (ii) result in the breach of, constitute a default under, or result in the creation of any Lien upon any of the Assets under any Assumed Contract, or (iii) violate any Laws applicable to Seller or any of the Assets. Except for the Consents set forth on Schedule 3.3, no material consent, approval, or authorization of any Governmental Authorities or other third party is required by Seller in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller or the consummation by Seller of the transactions contemplated hereby.

3.4 Title to Assets. Seller has good and marketable title to or a valid leasehold interest in, or otherwise has the right to use, all of the Assets, free and clear in each case of any Liens except for Permitted Liens. The Assets include all assets necessary to operate the Station as presently conducted, other than Excluded Assets, and represent substantially all of the assets of Seller.

3.5 Real Property.

(a) Identification of Real Property. Schedule 3.5 sets forth an accurate and complete list of all Owned Real Property and all Real Property Leases (including identification of the property leased pursuant thereto)(collectively, the “Real Property”).

(b) Condition; Quiet Enjoyment; Access. All Real Property (including the improvements thereon) is in good condition and repair, normal wear and tear excepted, and is reasonably adequate for its use in the operation of the Station as presently conducted. All Real Property is connected to and receives power from a reliable and regulated power provider in amounts sufficient to operate the Station as authorized under the FCC Licenses. The Station has not experienced any power interruptions during the previous three (3) years, except as set forth in Schedule 3.5(b). Seller has maintained the Real Property and the improvements, fixtures and personal property owned by Seller and located thereon in compliance with the terms of all applicable Laws. Seller has received no written notice of noncompliance with any Lien encumbering the Real Property. Seller has no knowledge of any complaints regarding the Real

Property or any of the Assets located therein. There is no pending or, to Seller’s knowledge, threatened Action that would reasonably be expected to interfere with the ownership, quiet enjoyment, or use of the Real Property and the Assets located on the Real Property. As of the Closing Date, Buyer will have reasonable access to all the Real Property and a means of ingress and egress thereto by public roads.

(c) Real Property Leases. Each of the Real Property Leases is in full force and effect and is valid, binding and enforceable in accordance with its terms. Seller has complied in all material respects with all commitments and obligations on its part to be performed or observed under such Real Property Leases. No event or condition has occurred and presently exists that constitutes under the terms of any Real Property Lease a material default by Seller, or to Seller’s knowledge other third party bound thereby. Except for any Subleases identified on Schedule 3.5, no Person (other than Seller) has the right to use the Real Property or any transmission tower, the antenna system, microwave dish, satellite dish or other transmitting facility used by Seller in the operation of the Station and located at the Real Property, pursuant to lease, sublease, easement, license or otherwise.

(d) Tower Leases. At least ten (10) years remain in the term of each Tower Lease (taking into consideration any available extension options). To Seller’s knowledge, the owner(s) of any facilities, transmission towers or antenna systems leased by Seller pursuant to any Tower Leases have maintained and operated such facilities, transmission towers or antenna systems in accordance with all applicable Laws and the terms of such Tower Leases.

3.6 Equipment. Schedule 3.6 contains an accurate and complete list of all items of Equipment owned or leased by Seller as of June 30, 2008 that relate to the program, production, generation or transmission of the Station’s radio broadcast signal. Seller has good and marketable title to or a valid leasehold interest in all items of Equipment listed on Schedule 3.6, free and clear of all Liens except for Permitted Liens. Except as specified on Schedule 3.6, all Equipment is (i) in good operating condition and repair, normal wear and tear excepted, adequate for its current use, and available for use in all material respects in the operation of the Station as presently conducted, and (ii) maintained in material compliance with good engineering practice, industry practices and all applicable FCC rules and policies.

3.7 Licenses. Schedule 3.7 is a list of all FCC Licenses and other material Licenses held as of the date of this Agreement all of which taken in the aggregate constitute all licenses, permits, franchises, registrations, authorizations, consents and approvals from all Governmental Authorities necessary for the operation of the Station as currently operated. All FCC Licenses and other material Licenses are validly issued in the name of either Sun City or License Holder, are in full force and effect, are not subject to any conditions that would require the Station to be operated in a manner materially different than as conducted as of the date of this Agreement, and, to Seller’s knowledge, are not subject to any conditions outside the ordinary course other than those set forth on the face of such FCC Licenses or on Schedule 3.7, or that affect the radio broadcast industry generally. Except as set forth on Schedule 3.7, Seller has complied in all material respects with all the terms of the Licenses, and there are no pending applications filed by Seller seeking to modify any License, and no pending revocations of any License.

3.8 Assumed Contracts. Schedule 3.8 is a list of all Assumed Contracts as of the date of this Agreement; provided, however, that Schedule 3.8 only includes Advertising Contracts involving obligations which are reasonably expected to extend more than thirty (30) days after the Closing Date or that involve amounts over $10,000. Each Assumed Contract is in full force and effect, and is valid, binding and enforceable against Seller and, to Seller’s knowledge, each other party thereto. Except as set forth on Schedule 3.3, no Assumed Contract requires the Consent of any other contracting party to the transactions contemplated by this Agreement. Seller is not (and, to Seller’s knowledge, no other party is) in breach or default under, any Assumed Contract, and no event has occurred and no condition exists which, with the passage of time or the giving of notice or both would constitute such a breach or default by Seller or, to Seller’s knowledge, any other party thereto. True and complete copies of each Assumed Contract (including all related amendments, modifications and waivers thereto) have been delivered to Buyer.

3.9 Insurance. Schedule 3.9 hereto sets forth a true and complete list of all insurance policies related to the operation of the Station and the Assets maintained by or for the benefit of Seller, all of which are in full force and effect.

3.10 Intellectual Property. Schedule 3.10 contains a description of the Intellectual Property and Technology (exclusive of those required to be listed on Schedule 3.7), all of which are valid and in full force and effect and uncontested. To Seller’s knowledge, Seller is not infringing upon or otherwise acting adversely to any trademarks, trade names, copyrights or similar intellectual property rights owned by any other Person or Persons. To Seller’s knowledge, no other Person is infringing upon or otherwise acting adversely with respect to any Intellectual Property or Technology.

3.11 Personnel Matters.

(a) Employees. Schedule 3.11 contains a complete and accurate list of all Employees and independent contractors providing services to the Station, together with each such Employee’s or independent contractor’s present position, start date, employment or service status (including when each such Employee on leave is expected to return to employment), salary, bonus payments for the previous fiscal year, bonus opportunities for the current fiscal year, and any other compensation. Each Employee and each independent contractor has been properly classified as an employee, independent contractor, or leased employee, and is legally employed in the United States. Each Employee and each independent contractor providing services to the Station has furnished Seller with proof of his or her legal employment in the United States.

(b) Employee Plans and Compensation Arrangements. Schedule 3.11 contains a list of all Employee Plans and Compensation Arrangements which provides or has an obligation to provide compensation or benefits to Employees. Except as described on Schedule 3.11, Seller has no written or oral contracts of employment with any Employee other than oral employment agreements terminable at will without penalty (collectively, the “Oral Contracts”). Seller is not and has never been required to contribute to any “multiemployer plan,” as defined in ERISA Section 3(37), nor has Seller ever withdrawn from such a “multiemployer plan.” Except as required under Code Section 4980B or ERISA Sections 601-609, no Employee Plan or

Compensation Arrangement currently provides or is obligated to provide in the future health, medical, or other welfare benefit coverage to current or former Employees. Seller has furnished or made available to Buyer true and complete copies of all Employee Plans and all Compensation Arrangements listed on Schedule 3.11, accurate summaries of the material terms of each oral Employee Plan or Compensation Arrangement (except for the Oral Contracts) listed on Schedule 3.11, and all employee handbooks, employee rules and regulations, if any. Each Compensation Arrangement and each Employee Plan has been operated and maintained in material compliance with its terms and with the requirements prescribed by all applicable Laws (including, but not limited to, ERISA and the Code).

(c) Qualified Plans. Each Employee Plan that is intended to be tax-qualified, and each amendment thereto, is the subject of a favorable determination letter except as described on Schedule 3.11, and, to the knowledge of Seller, no event has occurred from the date that such Employee Plan was adopted that would reasonably be expected to cause such Employee Plan to lose its tax qualification and tax-exempt status. No liability to the Pension Benefit Guaranty Corporation has been or is reasonably expected by Seller to be incurred with respect to any Employee Plan. Neither Seller nor any ERISA Affiliate is currently contributing to, sponsoring or maintaining, or has at any time within the past six years contributed to, sponsored, or maintained an Employee Plan subject to Title IV of ERISA. No prohibited transaction, within the definition of Section 4975 of the Code or Title 1, Part 4 of ERISA, has occurred which would subject Seller to any liability.

(d) Labor Unions. Seller is not a party to any collective bargaining agreement. As of the date hereof, none of the Employees is a member of any collective bargaining unit related to his or her employment. As of the date hereof and in the last five (5) years, no collective bargaining unit has filed a petition for representation of any of the Employees. There is no labor strike, other labor disturbance (including, without limitation, a work slow down or work stoppage), or other labor dispute (including, without limitation, a material grievance or arbitration proceeding) pending or, to the best of Seller’s knowledge, threatened against Seller or the Station that relates to any current or former Employees, and in the past five (5) years, neither Seller nor the Station has experienced a labor strike, other labor disturbance (including, without limitation, a work slow down or work stoppage), or other labor dispute (including, without limitation, a material grievance or arbitration proceeding) that relates to any current or former Employees.

(e) Compliance with Labor Laws. Seller has materially complied, and has caused the Station to materially comply, with all Labor Laws with respect to current and former Employees and independent contractors providing services to the Station. Neither Seller nor the Station is liable for the payment of any compensation, damages, Taxes, fines, penalties or other amounts, however designated, for failure to comply with any Labor Law with respect to current and former Employees or independent contractors providing services to the Station. Neither Seller nor the Station has received notice during the past three (3) years of the intent of any Governmental Authority responsible for the enforcement of any Labor Law to conduct an investigation of or affecting the Station, and to the knowledge of Seller, no such investigation is in progress.

(f) Other Employee Matters. Seller acknowledges that Buyer has no obligation to employ any of Seller’s Employees and that Seller shall be responsible for satisfying in full all amounts owed to such Employees, including without limitation wages, salaries, severance pay, sick pay, accrued vacation, any employment, incentive, compensation or bonus agreements or other benefits or payments relating to the period of employment by Seller and pursuant to the terms of any Compensation Arrangement and Employee Plan.

3.12 Financial Information. Schedule 3.12 comprises a true and complete copy of the audited balance sheet, statement of income and statement of cash flow of Seller’s business at the end of and for the twelve-month period ended December 31, 2007 and the unaudited balance sheet, statement of income and statement of cash flow of the business at the end of and for the three-month period ended March 31, 2008 and the six-month period ended June 30, 2008 (the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, other than, with respect to unaudited statements only, for the absence of footnotes and year end adjustments, are based on the Books and Records of Seller and present fairly, in all material respects, the financial condition of Seller at the end of and for the 12-month period ended December 31, 2007 and the six-month period ended June 30, 2008. Seller is not subject, with respect to the Assets, to any Liability required in accordance with GAAP to be disclosed on a balance sheet for the Station, which is not shown or reserved for in the June 30, 2008 balance sheet included in the Financial Statements, other than (i) Liabilities incurred in the ordinary course of business since June 30, 2008 and (ii) Liabilities set forth on Schedule 3.12.

3.13 Taxes. Seller has filed, or caused to be filed, with the appropriate Governmental Authority, all required Tax returns and all Tax Returns that relate to the income, operation or ownership of the Station or the Assets, and Seller has paid, caused to be paid or accrued all Taxes shown to be due and payable or claimed to be due and payable thereon, except where the failure to file such returns or pay or accrue such Taxes could not reasonably be expected to result in a Lien on the Assets or in the imposition of transferee liability on Buyer for the payment of such Taxes. Seller has paid, caused to be paid or accrued all Taxes due and payable by Seller or claimed to be due and payable with respect to the Real Property.

3.14 Claims and Litigation. There are no Actions pending or, to Seller’s knowledge, threatened by or against Seller relating to the Assets, the operation of the Station or the transactions contemplated by this Agreement. Except as described on Schedule 3.14, to Seller’s knowledge, there is (i) no complaint or other proceeding pending, threatened or outstanding before the FCC as a result of which an investigation, notice of apparent liability or order of forfeiture may be issued from the FCC relating to the Station, (ii) no FCC notice of apparent liability or order of forfeiture pending, threatened or outstanding against Seller or the Station, and (iii) no investigation pending, threatened or outstanding with respect to any violation or alleged violation of any FCC rule, regulation or policy by Seller.

3.15 No Interference with Signal. To Seller’s knowledge, there currently exists no interference to the Station’s signal from other broadcast stations, or by the Station’s signal to other broadcast stations, in each case beyond that permitted by the FCC’s rules and policies and, to Seller’s knowledge, there are no applications pending at the FCC the grant of which would cause objectionable interference to the Station other than what might arise as a result of proceedings that generally affect the radio broadcast industry.

3.16 Compliance with Laws. Seller is operating the Station in compliance with all FCC Licenses and is in material compliance with all other Laws and Licenses relating to the operation of the Station and the Assets.

3.17 Environmental Matters. Except in compliance with Environmental Laws, there is no (and there has not previously been any) (i) Handling of any Hazardous Substances at, on, around or from any Real Property, (ii) presence of Hazardous Substances on or around any Real Property, (iii) underground tanks, PCBs or asbestos-containing materials located on or around any Real Property, or (iv) asbestos, mold, or other indoor air quality issues on or around any Real Property. Neither Seller nor, to Seller’s knowledge, any Person acting on behalf of Seller has released any other Person from any claims Seller might have, or have had, for any matter relating to the presence of Hazardous Substances or Handling of Hazardous Substances on any Real Property. To Seller’s knowledge, there has not been any Handling of Hazardous Substances on any properties surrounding or adjacent to any Real Property. No Liens have been, or are, imposed on any of the Assets under any Environmental Laws. Seller has obtained any permits, licenses, registrations and other approvals and has filed all reports and notifications required under any Environmental Laws in connection with the Assets. Seller has not received any notice of or, to Seller’s knowledge, is not the subject of, any Action by any person alleging liability under or noncompliance with any Environmental Law. Seller has delivered to Buyer copies of all reports, notices, or other documentation in Seller’s possession relating to Hazardous Substances or the Handling of Hazardous Substances on or around the Real Property and has obtained and delivered to Buyer copies of any such reports, notices or other documentation in the possession of any lessors or master lessors under the Real Property Leases.

3.18 Conduct of Business in Ordinary Course. Since June 30, 2008, Seller has operated the Station in the ordinary and usual course consistent with past practice, and has not (i) made any increase in compensation payable to or become payable to any of the Employees, or any change in personnel policies, insurance benefits or other Compensation Arrangements or Employee Plans affecting the Employees except as described on Schedule 3.11, (ii) made any sale, assignment, lease or other transfer of, or mortgaged or pledged, or imposed or suffered any Lien (other than Permitted Liens) on, any of the Assets, other than obsolete or worn-out Assets no longer necessary for the operation of the Station, or other non-material Assets sold or disposed of in the normal course of business; (iii) suffered any material damage or destruction (whether or not covered by insurance) to any Assets which have not been repaired or replaced, or (iv) experienced any Material Adverse Effect.

3.19 Brokers. Except for Kalil & Co., Inc., for whose fees or commission it shall be responsible, Seller has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Seller which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Assets.

3.20 Absence of Other Express or Implied Representations. Except for the representations and warranties contained in this Section 3, any Ancillary Agreement or any certificate or instrument delivered pursuant hereto or thereto, neither Seller nor any other Person makes any express or implied representation or warranty on behalf of Seller.

SECTION 4: REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1 Organization and Authority. Each Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of California. Buyer has all requisite power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby.

4.2 Authorization and Binding Obligations. The execution, delivery and performance of this Agreement by each Buyer and each Ancillary Agreement to which a Buyer is or will be a party have been duly and validly authorized by all necessary limited liability company action. This Agreement and each Ancillary has been (or when delivered will be) duly executed and delivered by each Buyer that is a party hereto or thereto and constitutes (or will constitute) a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as its enforceability may be limited by Enforceability Exceptions.

4.3 No Contravention; Consents. The execution, delivery and performance of this Agreement and each Ancillary Agreement, the consummation of the transactions contemplated hereby and thereby and the compliance with the provisions hereof and thereof by each Buyer that is a party hereto or thereto will not (i) violate any provisions of the organizational documents of such Buyer, (ii) violate any Laws applicable to such Buyer, or (iii) require the consent of any third party, or violate, or be in conflict with, or constitute a default under any contract or agreement to which such Buyer is a party, such that such Buyer cannot perform its obligations hereunder. Except for the Consents set forth on Schedule 4.3, no material consent, approval, license or authorization of any Governmental Authorities or other third party is required by Buyer in connection with the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of the transactions contemplated hereby.

4.4 Qualifications. Buyer knows of no facts that would, under applicable Laws, disqualify License Sub with respect to the assignment or transfer of the FCC Licenses. Buyer has not engaged in any course of conduct that would impair the ability of License Sub to be the holder of the FCC Licenses.

4.5 Claims and Litigation. There are no Actions pending, or to Buyer’s knowledge, threatened by or against Buyer that would reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

4.6 Availability of Funds. At Closing, Buyer will have available the necessary funds to enable it to pay the Purchase Price and to consummate the transactions contemplated hereby.

4.7 Brokers. Buyer has not engaged any agent, broker or other Person acting pursuant to the express or implied authority of Buyer which is or may be entitled to a commission or broker or finder’s fee in connection with the transactions contemplated by this Agreement or otherwise with respect to the sale of the Assets.

4.8 Absence of Other Express or Implied Representations. Except for the representations and warranties contained in this Section 4, any Ancillary Agreement or any certificate or instrument delivered pursuant hereto or thereto, neither Buyer nor any other Person makes any express or implied representation or warranty on behalf of Buyer.

SECTION 5: PRE-CLOSING COVENANTS OF THE PARTIES

5.1 Covenants of Seller. Seller covenants and agrees from and after the execution and delivery of this Agreement to and including the Closing Date as follows:

(a) Commercially Reasonable Efforts. Seller shall use commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated in accordance with the terms hereof, and, without limiting the generality of the foregoing, to obtain all necessary Consents required in connection with this Agreement and the transactions contemplated hereby including the FCC Consent and any required Consents of other Governmental Authorities; provided however that Seller shall not be required to make any material payments to any third party in connection with such Consents (other than application fees, payments due to third parties under existing Contracts or payments to consultants, advisors and other service providers in connection with the transactions contemplated hereby). Seller shall make all filings with and give all notices to third parties that may be reasonably necessary of Seller in order to consummate the transactions contemplated hereby.

(b) Control of the FCC Licenses and the Station. Notwithstanding any provision of this Agreement to the contrary, pending the Closing, Seller shall maintain actual and legal control over the FCC Licenses and the Station.

(c) Access. Seller shall give to Buyer and its agents reasonable access during normal business hours to all of Seller’s personnel, premises, properties, assets, financial statements and records, books, contracts, documents and commitments of or relating to the operation of the Station, and shall furnish Buyer with all such information concerning the affairs of the Station as Buyer reasonably may request. In furtherance, and not in limitation, of any right of access provided by this Section 5.1(c), Seller agrees to give Buyer reasonable access to Employees prior to Closing so that Buyer may make a determination as to which Employees, if any, it may want to hire after Closing and, if applicable, to permit Buyer to make offers of employment (to commence after Closing) to any such Employees. Seller further acknowledges that Buyer intends to purchase and install its own server for use in operation of the Station after Closing and Seller agrees to provide Buyer, prior to Closing, with reasonable space to install such server and any associated equipment and to cooperate with Buyer to ensure the complete transfer of data and information from the Seller’s server and system to the server to be installed by Buyer.

(d) Ordinary Course. Seller shall conduct the business, operate the Station, and preserve and maintain the Assets in good working order and condition in the ordinary course of business consistent with past practice, including maintaining existing insurance policies on the Assets as in effect on the date hereof. Seller shall also perform all obligations of Seller under the Real Property Leases and shall maintain the Real Property in good operating order and repair. Between the date hereof and the Closing Date, Seller will promptly (within three (3) Business Days of receipt) provide Buyer with copies of all correspondence and notices relating to those Assets material to the operation of the Station (including the Real Property Leases and the

Owned Real Property). Seller shall use commercially reasonable efforts to keep its organization intact, to preserve the operation of the Station, and to preserve the goodwill of suppliers, customers, landlords, Governmental Authorities and others dealing with Seller. Seller’s financial Books and Records shall be maintained in accordance with GAAP, in the usual manner on a basis consistent with past practice. Without limiting the foregoing and notwithstanding anything in this Agreement to the contrary, Seller covenants and agrees that, between the date hereof and Closing, without the prior written consent of Buyer, Seller will not (i) change or modify the format of the Station as in effect on the date of this Agreement, (ii) terminate the employment relationship of any Key Employee other than for cause or fail to enforce any non-compete agreement with any Key Employee, (iii) sell, lease, license, transfer or dispose of any Assets, whether now owned or hereafter acquired, other than in the ordinary course of business consistent with past practices, (iv) fail to renew any License that expires prior to the Closing Date or fail to take all necessary actions to commence and pursue in the ordinary course the renewal process for all such Licenses expected to expire within the three-month period following the Closing Date, (v) materially and adversely modify the FCC Licenses or take (or fail to take any action the failure of which would cause the FCC to initiate (before or after Closing) proceedings for the revocation, suspension or adverse modification of any FCC Licenses, (vi) enter into any new Advertising Contracts involving obligations which extend more than thirty (30) days after the Closing Date or that involve amounts over $10,000, (vii) enter into any other new Contract (other than Advertising Contracts in accordance with clause (vi) above), including without limitation any Barter Agreement or (viii) incur any obligation, including obligations arising from an amendment to any existing Contract, that will be binding on Buyer after the Closing; provided, however, that with respect to clauses (vi) through (viii) above, Buyer’s consent shall not be unreasonably withheld or delayed.

(e) Compliance with Laws. Seller shall comply in all material respects with all Laws and Licenses applicable to Seller and its operation of the Station.

(f) Contracts and Liens. Seller shall not (i) default under, or breach any term or provision of, or suffer or permit to exist any condition or event that, after notice or lapse of time, or both, would constitute a default under, any Assumed Contract, (ii) cause or permit the termination, modification or amendment of any Assumed Contract, or (iii) create, assume, consent to or suffer to exist any Lien on any of the Assets (other than Permitted Liens). Seller agrees that all obligations of Seller under any Barter Agreement in excess of the Barter Basket will be fully paid or discharged by Seller prior to Closing.

(g) No Solicitation. Seller shall not, and shall cause its officers, directors, Employees, consultants, independent contractors, agents, representatives, equity holders and Affiliates not to (i) sell, transfer, lease, assign or otherwise dispose of or distribute any of the Assets (other than the disposal of worn out or obsolete Assets in the ordinary course of business consistent with past practice) or any equity interests of Seller (whether pursuant to merger, acquisition, consolidation, reorganization, recapitalization or otherwise) to any Person (other than Buyer), (ii) solicit, encourage, entertain, negotiate or enter into with any Person any such transaction or agreement of the nature described in clause (i) above, or (iii) provide any non-public information about the operation of the Station to any Person other than pursuant to the terms of a Contract listed on Schedule 3.8. Seller shall immediately notify Buyer if any discussions or negotiations regarding a transaction of the nature described in clause (i) above are sought to be initiated, any inquiry or proposal is made, any information is requested with respect to the Assets or Seller or any offer is made with respect to the Station, the Assets or Seller, in each case together with the identity of the Person making such inquiry or offer and the material terms thereof.

(h) Financial Statements. Until Closing, (i) Seller shall furnish Buyer with the quarterly unaudited balance sheet, statement of income and statement of cash flow of the business as of the end of each calendar quarter no later than forty-five (45) days after the end of such quarterly period, (ii) if Closing occurs after April 30, 2009, Seller shall furnish Buyer no later than April 30, 2009 an audited balance sheet, statement of income and statement of cash flow of the business as of the end of the 12-month period ended December 31, 2008, which financial statements shall, in the case of clause (i) and (ii) above, comply with the representations and warranties set forth in Section 3.12 (except for the date and period covered by such financial statements).

(i) Notice. Notwithstanding any other provision of this Agreement to the contrary, Seller shall give prompt notice, including a copy of any related correspondence or documentation, to Buyer of the following events (in no event later than two (2) Business Days after such event has occurred):

(1) extension of an offer of employment to or hiring of any person to provide services to the Station as an employee, or the termination of any Employee;

(2) receipt by Seller of notice from any Employee regarding such Employee’s intent to terminate his or her employment relationship with Seller, or regarding an actual or potential violation of any Law or policy of Seller by any Employee;

(3) receipt by Seller of notice from any third party regarding the cancellation, or potential cancellation, of any Advertising Contract;

(4) to the extent available, weekly pacing reports and monthly ratings books for the Station; and

(5) any adverse change in any material Asset.

(j) Real Property Matters. Seller further agrees to reasonably cooperate with Buyer in connection with obtaining and delivering such consents, approvals and memoranda as may be reasonably requested by Buyer or any title insurer in order to confirm the status of the real property interests to be acquired by Buyer in connection with its acquisition of the Station, including, without limitation, documents confirming the terms and status of the Tower Leases.

5.2 Covenants of Buyer. Buyer covenants and agrees that from and after the execution and delivery of this Agreement to and including the Closing Date as follows:

(a) Commercially Reasonable Efforts. Buyer shall use commercially reasonable efforts to cause the transactions contemplated by this Agreement to be consummated in accordance with the terms hereof, and, without limiting the generality of the foregoing, use commercially reasonable efforts to obtain all necessary Consents, including FCC Consents, and any other consents of any other Governmental Authorities with lawful jurisdiction over Buyer and other authorizations required in connection with this Agreement and the transactions contemplated hereby. Buyer shall make all filings with and give all notices to third parties that may be necessary or reasonably required in order to consummate the transactions contemplated hereby. Notwithstanding any provision contained in this Agreement to the contrary, Buyer shall not be required to make any payments to persons who are not parties to the Assumed Contracts in order to obtain their consents.

(b) No Control. Notwithstanding any provision of this Agreement to the contrary, pending the Closing, Buyer shall do nothing to interfere with Seller’s actual and legal control over the FCC Licenses and the Station. Buyer acknowledges and agrees that the responsibility for the operation of the Station shall, pending the Closing, reside with Seller, including responsibility for those matters set forth in Section 5.1(b).

SECTION 6: JOINT COVENANTS

6.1 Consultations regarding Consents of Governmental Authorities. The Parties shall consult with one another as to the approach to be taken with any Governmental Authority with respect to obtaining any necessary Consent of such Governmental Authority to the transactions contemplated hereby, including the FCC Consent, and each Party shall keep the other Party reasonably informed as to the status of any communications by it with any Governmental Authority. No Party hereto shall make any material commitments relating to any Consent of any Governmental Authority, including the FCC Consent, that would alter in any material way any application or request filed jointly by the Parties with respect to the transactions contemplated hereby without the other Party’s prior written consent.

6.2 Joint Filings. Seller and Buyer shall cooperate in the preparation and joint filing of the Assignment Application with the FCC no later than five (5) Business Days following the date hereof, and with any other applicable Governmental Authority as soon as practicable following the date hereof, requesting the approval of the assignment and transfer of the Licenses (as appropriate) and the other Assets to Buyer. Each of the Parties hereto shall diligently take or cooperate in the taking of all steps that are reasonably necessary or appropriate to expedite the prosecution and favorable consideration of such applications. The Parties shall undertake all actions and file such materials as shall be reasonably necessary or required to obtain any necessary waivers or other authority in connection with the foregoing applications.

6.3 Notice of Breach. Buyer and Seller shall give prompt notice to one another of (i) the occurrence or nonoccurrence of any event that has caused or would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date, and (ii) any material failure of Buyer or Seller, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder. The delivery of any notice pursuant to this Section 6.3 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

6.4 Confidentiality. Except as necessary for the consummation of the transactions contemplated by this Agreement, and except as and to the extent required by applicable Laws,

each Party will keep confidential all information obtained from the other Party in connection with the transactions contemplated by this Agreement (unless such information thereafter becomes generally available to the public, is otherwise available to it on a non-confidential basis from another source, or has been developed independently by it). If this Agreement is terminated, each Party will, upon request, return to the other Party all information obtained by the first Party from the other Party in connection with the transactions contemplated by this Agreement.

6.5 Press Releases. No press release or any other public announcements concerning this Agreement or the transactions contemplated hereby shall be issued except by Buyer in its sole discretion; provided that any Party hereto may make any disclosure that it in good faith determines to be necessary to comply with applicable Laws so long as such Party shall give prior written notice to the other Party of such disclosure.

6.6 Allocation of Purchase Price. Buyer and Seller shall use good faith efforts to agree on the allocation of the Purchase Price in accordance with the rules under Section 1060 of the Code; provided, however, that if the Parties are unable to agree to such allocation within sixty (60) days after the final determination of the Purchase Price pursuant to Section 2.3, the Parties shall submit such disagreements to the Auditor to determine the appropriate allocation, which determination shall be final and binding on the Parties. The fees and expenses of the Auditor shall be shared equally by Buyer and Seller. Subject to such agreement on the allocation of the Purchase Price, no filings made by either Party with any taxing or other authority shall reflect an allocation other than in the manner agreed upon and each Party shall timely make all filings required by any taxing authority, including the filing of Internal Revenue Service Form 8594; provided, however, that nothing contained herein shall prevent Buyer and Seller from settling any proposed deficiency or adjustment by any taxing authority based upon or arising out of the allocation of the Purchase Price, and neither Buyer nor Seller shall be required to litigate before any court, any proposed deficiency or adjustment by any taxing authority challenging such allocation of the Purchase Price.

6.7 Bulk Sales. Seller and Buyer hereby waive compliance by the other with bulk sales Laws applicable to the transactions contemplated hereby.

6.8 Risk of Loss.

(a) Without limiting Buyer’s right to indemnification under Section 10 herein, the risk of any loss, damage, impairment, confiscation or condemnation of any of the tangible Assets shall be borne by Seller at all times prior to the Closing Date and by Buyer at all times from and after the Closing Date. In the event of any such loss or damage to the Assets occurring prior to the Closing Date, Seller shall use commercially reasonable efforts to repair, replace and restore the Assets. It is understood and agreed that all insurance proceeds with respect thereto will be applied to such repair, replacement or restoration. If Seller reasonably concludes that such repair, replacement and restoration is sufficiently substantial so that any condition precedent to Buyer’s obligation to close shall not be satisfied at the Closing Date (after giving consideration to any repairs, restoration or replacement to occur prior to the Closing Date), Seller shall promptly notify Buyer in writing of the circumstances, and Buyer, at any time within ten days after receipt of such notice, may elect by written notice to Seller either to (i) waive such defect and proceed toward consummation of the transactions contemplated by this Agreement in accordance with the terms hereof (provided that Seller will promptly remit to Buyer any insurance proceeds received by Seller following the Closing with respect to such defect), (ii) terminate this Agreement, or (iii) postpone the Closing Date until such time as those Assets which are the subject of the loss, damage, impairment, confiscation or condemnation have been repaired, replaced and restored.

(b) Seller shall give prompt written notice to Buyer if the regular broadcast transmission of the Station is interrupted or discontinued, including the operation of the Station at a power level less than 80% of its maximum authorized facilities. If any such interruption persists for more than 72 consecutive hours, or for more than an aggregate of 72 hours within any consecutive 30-day period, then Buyer shall have the option to terminate this Agreement. If Buyer elects to so terminate this Agreement, Buyer and Seller shall stand fully released and discharged of any and all obligations hereunder.

6.9 Further Assurances. On and after the Closing Date, the Parties will take all appropriate and commercially reasonable actions and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to put Buyer in possession and operating control of the Assets and the Station, or to otherwise carry out any of the provisions hereof.

6.10 Cooperation with Financings. Seller agrees to reasonably cooperate with Buyer and its Affiliates, at Buyer’s expense, in connection with any financings undertaken by Buyer or reporting requirements to which Buyer may become subject in connection with the transactions contemplated by this Agreement (including any filings, registration statements or reports of Buyer or any of its Affiliates under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended, and any rules and regulations promulgated thereunder). At Buyer’s request, such cooperation shall include making available such financial information with respect to the Station as may reasonably be required in connection with any such financing, filing, registration statement or report, including using commercially reasonable efforts to facilitate Buyer’s access to Seller’s independent accountants with respect to the Station and the ability to request that Seller’s independent accountants complete an audit of the Station for any pre-Closing period. The cost of preparation of any such financial information or audit shall be borne by Buyer.

6.11 Accounts Receivable.

(a) Between the date of this Agreement and the Closing Date, Seller shall collect Accounts Receivable only in the ordinary course of business and consistent with its past practices. In particular, without limiting the generality of the foregoing, Seller shall not take any action to accelerate the collection of Accounts Receivable, such as offering discounts for early payment, or any other action that may lead to the collection of Accounts Receivable on a faster pace than during the six months prior to the date of this Agreement.

(b) As soon as practicable after the Closing Date, Seller shall deliver to Buyer a reasonably detailed list of all Accounts Receivable remaining uncollected as of the Closing Date.

(c) After the Closing Date, Buyer will retain all Accounts Receivable remaining uncollected as of the Closing Date, and neither Seller nor any of its representatives or agents, shall make any direct solicitation of the account debtors for collection purposes with respect to the Accounts Receivable or other attempts to collect such Accounts Receivable from account debtors.

(d) In the event that any Accounts Receivable are received by Seller after the Closing, Seller shall promptly remit any such amounts to Buyer.

SECTION 7: CONDITIONS PRECEDENT TO OBLIGATION OF SELLER TO CLOSE

The obligations of Seller to sell the Assets and to otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

7.1 Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true and complete at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date except for (i) any representation or warranty that is expressly stated only as of a specified earlier date, in which case such representation or warranty shall be true as of such earlier date, or (ii) changes in any representation or warranty that are specifically permitted by this Agreement; and Buyer shall have performed all agreements and covenants required hereby to be performed by Buyer prior to or on the Closing Date in all material respects.

7.2 Closing Deliveries. Seller shall have received from Buyer the documents and other items to be delivered to Seller by Buyer pursuant to Section 9.3 of this Agreement.

7.3 FCC Consent. The FCC Consent shall have been issued.

7.4 No Injunction. No material Law shall have been promulgated, enacted, entered or enforced, and no other action in any court proceeding shall have been taken, by any Governmental Authority that has the effect of making illegal or of restraining or prohibiting the consummation of the transactions contemplated hereby.

SECTION 8: CONDITIONS PRECEDENT TO OBLIGATION OF BUYER TO CLOSE

The obligations of Buyer to purchase the Assets and to otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

8.1 Representations, Warranties and Covenants. All representations and warranties of Seller contained in this Agreement shall be true and complete at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date except for (i) any inaccuracies that could not reasonably be expected to have a Material Adverse Effect, (ii) any representation or warranty that is expressly stated only as of a specified earlier date, in which case such representation or warranty shall be true as of such earlier date or (iii) changes in any representation or warranty that are specifically permitted by this Agreement, and Seller shall have performed all agreements and covenants required hereby to be performed by Seller prior to or on the Closing Date in all material respects.

8.2 Closing Deliveries. Buyer shall have received from Seller the documents and other items to be delivered by Seller pursuant to Section 9.2 of this Agreement.

8.3 FCC Consent. The FCC Consent shall have been issued, and (except as otherwise agreed by Buyer in its sole discretion prior to Closing) shall have become a Final Order, without the imposition of any condition that is reasonably likely to adversely affect, in any material respect, the financial condition of the Station’s operation, other than any such condition that arises due to any failure by Buyer or its Affiliates to have complied with FCC Laws; provided, however, that Buyer shall have no obligation to close if (i) the FCC Consent is conditioned upon the divestiture by Buyer or its Affiliates of any broadcasting station owned thereby due to the application of the FCC’s ownership rules and policies or (ii) the FCC Consent is conditioned on any other action by or restriction on Buyer that is or may reasonably be expected to be materially adverse to Buyer or any of its Affiliates at or after Closing.

8.4 Material Consents. Each Consent that is designated by Buyer and Seller on Schedule 3.3 as being a “required consent” shall have been obtained without any material adverse change in the terms or conditions of each License or Contract (including Real Property Leases) to which such Consent relates from those in effect on the date hereof.

8.5 Estoppels. Each lessor or licensor under the Real Property Leases (where any Seller is the lessee) and each subtenant or licensee under the Subleases (where any Seller is the sublessor or licensor) shall have executed and delivered to Buyer estoppels in commercially reasonable form, confirming the basic terms of such Real Property Leases, including the term, rent, security deposits or letters of credit (if any), whether any options exist, and providing that no default currently exists under such Real Property Leases.

8.6 No Injunction. No Law shall have been promulgated, enacted, entered or enforced, and no other action in any court proceeding shall have been taken, by any Governmental Authority that has the effect of making illegal or of restraining, prohibiting or materially delaying the consummation of the transactions contemplated hereby.

8.7 No Material Adverse Effect. Between the date hereof and the Closing Date, there shall not have occurred any event that results, or would reasonably be expected to result, in a Material Adverse Effect.

8.8 Agreement with Prime Lease Lessee. The current lessee (the “Prime Lease Lessee”) under that certain “United States Department of Agriculture Forest Service Communications Use Lease” (the “Prime Lease”), originally entered into between MCI Telecommunications Corporation and the United States of America, acting through the Forest Service, Department of Agriculture (the “Prime Lease Lessor”) dated September 23, 1996, as it may be amended from time to time, shall have entered into an agreement with Buyer, in form and substance reasonably acceptable to Buyer (the “Side Letter”), pursuant to which the Prime Lease Lessee agrees that (i) in the event that the Prime Lease Lessee receives notice from the Prime Lease Lessor of any pending or threatened Revocation or Suspension (as such terms are defined in the Prime Lease) of the Prime Lease or receives notice of any proceeding, rulemaking, investigation or inquiry by the Prime Lease Lessor that could reasonably be expected to lead to a Revocation or Suspension of the Prime Lease (in each case, a “Change in Circumstance”), the Prime Lease Lessee will provide prompt written notice to Buyer describing in reasonable detail any information available to it about such Change in Circumstance, and (ii) in the event of any Change in Circumstance, the Prime Lease Lessee shall consult with Buyer concerning Prime Lease Lessee’s proposed course of conduct. In the event that Prime Lease Lessee does not itself wish to take action to prevent or appeal such Revocation, Termination or Suspension then it shall take such action as Buyer reasonably requests, and shall permit Buyer to select counsel of its choosing to guide such actions, so long as Buyer pays or reimburses the Prime Lease Lessee for all reasonable costs associated with any such actions undertaken by the Prime Lease Lessee at Buyer’s request.

8.9 Prime Lease. No officer, employee, or agent of the Prime Lease Lessor shall have given any notice, written or oral, to the Prime Lease Lessee of any pending or threatened Revocation or Suspension of the Prime Lease or the initiation of any proceeding, rulemaking, investigation or inquiry that could reasonably be expected to lead to a Revocation or Suspension of the Prime Lease. In addition, the Prime Lease Lessor shall not have taken any action or made any finding, or initiated any proceeding, rulemaking, investigation or inquiry that could reasonably be expected to lead to a finding, that Revocation or Suspension of the Prime Lease is in the public interest or is justified by the Prime Lease Lessee’s noncompliance with the terms of the Prime Lease.

SECTION 9: THE CLOSING

9.1 The Closing. At Closing, Seller shall make such deliveries as are set forth in Section 9.2, and Buyer shall make such deliveries as are set forth in Section 9.3. All transactions at Closing shall be deemed to have taken place simultaneously and no transaction shall be deemed to have been completed, nor shall any document be deemed to have been delivered, until all transactions shall have been completed and all documents, delivered.

9.2 Deliveries by Seller to Buyer. Seller shall deliver to Buyer:

(a) One or more deeds, bills of sale, assignments and other appropriate instruments of conveyance duly executed by Seller, transferring to Buyer all of the Assets in form and substance reasonably satisfactory to Buyer, including, without limitation, a warranty deed reasonably acceptable to the parties, signed and notarized by Seller (in form suitable for recordation) with respect to the transfer of Owned Real Property to Seller;

(b) A copy of each instrument evidencing any Consent that shall have been obtained prior to Closing;

(c) A certificate of Seller attesting to its fulfillment of the conditions set forth in Section 8.1;

(d) A copy of the resolutions of Seller, approving the transactions contemplated by this Agreement;

(e) An affidavit signed by Seller and certifying that Seller is not a “foreign person” within the meaning of Section 1445(f)(3) of the Internal Revenue Code of 1986; and

(f) Such other documents reasonably requested by Buyer to give effect to the transactions contemplated by this Agreement.

9.3 Deliveries by Buyer to Seller. Buyer shall deliver to Seller:

(a) The Closing Cash Payment in accordance with the provisions of Section 2.2 hereof;

(b) One or more appropriate assumption agreements duly executed by Buyer, whereby Buyer assumes and agrees to perform the Assumed Liabilities in form and substance reasonably satisfactory to Seller;

(c) A certificate of Buyer attesting to its fulfillment of the conditions set forth in Section 7.1;

(d) A copy of the resolutions of Buyer approving the transactions contemplated by this Agreement; and

(e) Such other documents reasonably requested by Seller to give effect to the transactions contemplated by this Agreement.

SECTION 10: INDEMNIFICATION

10.1 Survival. The representations, warranties, covenants and agreements of either Party contained in this Agreement (or in any document delivered in connection herewith) shall (i) be deemed to have been made on the date of this Agreement, and on the Closing Date subject to any changes in any representation or warranty that are contemplated by this Agreement, and (ii) survive the Closing and remain operative and in full force and effect for a period of eighteen (18) months following the Closing Date, provided, however, that the representations and warranties set forth in (a) Sections 3.1 (Organization and Authority), 3.2 (Authorization and Binding Obligations), 3.4 (Title to Assets), 4.1 (Organization and Authority) and 4.2 (Authorization and Binding Obligations) shall survive without any time limitation and (b) Sections 3.13 (Taxes) and 3.17 (Environmental Matters) shall survive until thirty (30) days after the expiration of the applicable statute of limitations. The applicable period of such survival subsequent to Closing is referred to as the “Indemnity Period.”

10.2 Seller’s Indemnity. During the Indemnity Period (or thereafter, solely with respect to any claim for indemnification for which a Claim Notice has been given prior to the expiration of the Indemnity Period), Seller shall indemnify and hold harmless Buyer, its Affiliates and their respective directors, officers, members, stockholders, employees and representatives (collectively, the “Buyer Indemnified Parties”) from and against any and all demands, losses, Liabilities, Actions, obligations, assessments, damages, fines, Taxes, penalties, reasonable costs and expenses (including reasonable expenses of investigation, and reasonable fees and disbursements of counsel, accountants and other experts), absolute or contingent, of any nature whatsoever (collectively, “Losses”) incurred or suffered by any Buyer Indemnified Party, arising out of, resulting from or relating to:

(a) Any breach of any of the representations or warranties made by Seller in this Agreement;

(b) Any failure by Seller to perform any of its covenants or agreements contained in this Agreement; or

(c) The Non-Assumed Liabilities and any Liabilities arising from Seller’s ownership and control of the Assets or the operation of the Station prior to the Closing.

10.3 Buyer’s Indemnity. During the Indemnity Period (or thereafter, solely with respect to any claim for indemnification for which a Claim Notice has been given prior to the expiration of the Indemnity Period), Buyer shall indemnify and hold harmless Seller, its Affiliates and their respective directors, officers, members, stockholders and representatives (collectively, the “Seller Indemnified Parties”) from and against any and all Losses incurred or suffered by any Seller Indemnified Party, arising out of, resulting from or relating to:

(a) Any breach of any of the representations or warranties made by Buyer in this Agreement;

(b) Any failure by Buyer to perform any of its covenants or agreements contained in this Agreement; or

(c) The Assumed Liabilities and any Liabilities arising from Buyer’s ownership and control of the Assets or Buyer’s operation of the Station from and after the Closing.

10.4 Procedures. In the event that any Party hereto shall sustain or incur any Losses in respect of which indemnification may be sought by such Party pursuant to this Section 10, the Party seeking such indemnification (the “Claimant”) shall assert a claim for indemnification by giving prompt written notice thereof (a “Claim Notice”) which shall describe in reasonable detail the facts and circumstances upon which the asserted claim for indemnification is based, along with a copy of the claim or complaint, to the Party providing indemnification (the “Indemnitor”). For purposes of this paragraph, any Claim Notice that is sent within fifteen (15) days of the date upon which the Claimant learned of such Loss shall be deemed to have been “prompt notice;” provided that the failure of the Claimant to give the Indemnitor prompt notice as provided herein shall not relieve the Indemnitor of any of its obligations hereunder except to the extent that the Indemnitor is materially prejudiced by such failure.

(a) Upon the receipt of such Claim Notice, the Indemnitor shall have the right to undertake (at its own expense), by counsel or representatives of its own choosing, the good faith defense, compromise or settlement to be undertaken on behalf of the Claimant and shall keep the Claimant reasonably informed with respect thereto. Indemnity for such Losses shall not be deemed an admission of liability on the part of the Indemnitor as against any such third party.

If the Indemnitor elects to undertake such defense by its own counsel or representatives, the Indemnitor shall give notice to the Claimant within ten (10) Business Days of its receipt of the Claim Notice. Notwithstanding the foregoing, the Indemnitor may not assume or control the defense if the named parties to the action giving rise to the Claim Notice (including any impleaded parties) include both the Indemnitor and the Claimant and representation of both Parties by the same counsel would be inappropriate (based on a written opinion of outside counsel) due to actual or potential differing interests between them, in which case the Claimant shall have the right to defend the action and to employ counsel reasonably approved by the Indemnitor, and, to the extent the matter is determined to be subject to indemnification hereunder, the Indemnitor shall reimburse the Claimant for all reasonable costs associated with such defense.

(b) The Claimant shall cooperate with the Indemnitor in such defense and provide the Indemnitor with all information and assistance reasonably necessary to permit the Indemnitor to settle and/or defend any such claim. Except as otherwise provided in the last sentence of Section 10.4(a), the Claimant may retain counsel (at the Claimant’s expense) to monitor or participate in the defense of such claim, but the Indemnitor shall be entitled to control the defense unless the Claimant unconditionally agrees in writing to relieve the Indemnitor from liability with respect to the particular matter. The Indemnitor shall have the right in good faith to settle or compromise any such claim, provided that (i) at least ten (10) Business Days prior notice of such settlement or compromise is given to the Claimant and (ii) such settlement or compromise must not require the Claimant to take or refrain from taking any action, contain any admission by or on behalf of the Claimant, or otherwise fail to constitute a full release of the Claimant. Notwithstanding the foregoing, in connection with any such settlement or compromise negotiated by the Indemnitor, no Claimant shall be required by an Indemnitor to (i) enter into any settlement that does not include as an unconditional term thereof the delivery by the Claimant or plaintiff to the Claimant of a release from all liability in respect of such claim or litigation, or (ii) enter into any settlement that attributes by its terms any non-indemnified liability to the Claimant.

(c) If an Indemnitor fails, within ten (10) Business Days after the date of the Claim Notice to give notice to the Claimant of such Indemnitor’s election to assume the defense thereof, the Indemnitor shall be bound by any determination made in such action or any compromise or settlement thereof effected by the Claimant and shall reimburse the Claimant for all Losses (including reasonable attorney’s fees) incurred by the Claimant; provided, however, that the Claimant shall keep the Indemnitor advised on a timely basis of significant developments with respect to such defense and permit the Indemnitor to participate, at its own election and expense, at any time, in the defense thereof.

10.5 Qualifications and Limitations. Notwithstanding any provision contained in this Agreement to the contrary, the Indemnitor’s obligations to indemnify the Claimant pursuant to Section 10.2 or 10.3 shall be subject to the following qualifications and limitations:

(a) In the determination of whether a breach has occurred with respect to any representation or warranty contained in Section 3 or Section 4 of this Agreement for purposes of the exercise by Buyer or Seller, as the case may be, of its indemnity rights under Section 10.2(a) or 10.3(a) hereof, any exception for “Material Adverse Effect” and any qualification by “in all material respects” in any representation or warranty shall be disregarded as if such representation or warranty did not contain such exception or qualification, and the phrase “material breach” or “material default” in any representation or warranty shall be read as if the word “material” were not present therein.

(b) No indemnification shall be required to be made by Seller or Buyer, as Indemnitor, as the case may be, under Section 10.2(a) or 10.3(a), until the aggregate amount of Losses of Buyer or Seller as Claimant exceeds $50,000, at which point the Indemnitor shall be responsible for the full amount of such Losses.

(c) Following the Closing Date, except for claims based on fraud or Losses arising out of, resulting from or relating to circumstances described in Section 10.2(c), the sole and exclusive remedy for either Party for any claim based upon, relating to or arising out of this Agreement or the transactions contemplated hereby shall be a claim for indemnification pursuant to this Section 10.

(d) The maximum aggregate liability of Seller to the Buyer Indemnified Parties pursuant to this Section 10 shall be an amount equal to the Indemnity Fund.

(e) The amount of Losses payable pursuant to this Section 10 shall be reduced by any insurance proceeds or other reimbursement arrangements actually recovered by a Claimant and by the amount of any tax benefit actually recognized by a Claimant arising from the incurrence or payment of any such Losses in the year in which such Losses are incurred or paid.

10.6 Indemnity Escrow. At the Closing, Buyer shall, pursuant to the Escrow Agreement, deposit an amount such that (together with any Escrow Deposit Amount applied to the Indemnity Fund pursuant to Section 2.2(b) hereof) the sum of $1,000,000 in immediately available funds is held in an account with the Escrow Agent (the “Indemnity Fund”) to provide a fund for the payment of any indemnity claims to which any Buyer Indemnified Party is entitled under this Section 10. The Indemnity Fund will be held in escrow by the Escrow Agent for a period of eighteen (18) months following the Closing (with a reserve being retained thereafter equal to the aggregate amount of all claims for indemnification of the Buyer Indemnified Parties under this Section 10 asserted but not resolved by such date). The Indemnity Fund will be administered and disbursed by the Escrow Agent in accordance with the provisions of the Escrow Agreement, the terms of which shall be consistent with this Section 10.6.

SECTION 11: TERMINATION

11.1 Termination by the Parties. This Agreement may be terminated, and the purchase and sale of the Assets abandoned, by mutual written consent of the Parties, or if the terminating Party is not then in material default, by written notice to the non-terminating Party upon the occurrence of any of the following:

(a) Breach by Seller. By Buyer in the event of a material breach of this Agreement by Seller such that if the Closing Date were the date of determination of such breach, the condition in Section 8.1 would not be satisfied; provided that if (x) such Seller’s breach is capable of being cured within thirty (30) days after the date of determination by Buyer of such

Breach and such Breach is prior to all other applicable conditions to Closing being met, and (y) Seller is diligently seeking to cure such breach, then such termination by Buyer shall be effective only when such other conditions are met and Seller’s breach has not been cured, but in no event later than thirty (30) days after the date of determination by Buyer of such Breach.

(b) Breach by Buyer. By Seller in the event of a material breach of this Agreement by Buyer such that if the Closing Date were the date of determination of such breach, the condition in Section 7.1 would not be satisfied; provided that if (x) such Buyer’s breach is capable of being cured within thirty (30) days after the date of determination by Seller of such Breach and such Breach is prior to all other applicable conditions to Closing being met, and (y) Buyer is diligently seeking to cure such breach, then such termination by Seller shall be effective only when such other conditions are met and Buyer’s breach has not been cured, but in no event later than thirty (30) days after the date of determination by Seller of such Breach; provided that the cure period afforded in this Section 11.1(b) shall not apply to Buyer’s obligation to make the Closing Cash Payment at Closing.

(c) Judgments. By Buyer or Seller if there shall be in effect any final and non-appealable Judgment that would prevent or make unlawful the Closing.

(d) Outside Date. By Buyer or Seller if the Closing shall not have occurred prior to the date that is twelve (12) months after the filing of the Assignment Application with the FCC; provided that the right to terminate pursuant to this Section 11.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur prior to such date.

(e) Damage to Assets. If Buyer shall elect to exercise its termination right pursuant to Section 6.8.

11.2 Effect of Termination. Upon termination, this Agreement will forthwith become null and void and there will be no liability or obligation on the part of any party hereto (or any of their respective officers, directors, employees, representatives or Affiliates); provided that (i) if this Agreement is terminated by Buyer pursuant to Section 11.1(a), Sellers will remain liable to Buyer for any breach of this Agreement by Seller existing at the time of termination and (ii) if this Agreement is terminated by Seller pursuant to Section 11.1(b), Buyer’s sole liability to Seller for any breach of this Agreement shall be satisfied by the release of the Escrow Deposit to Seller pursuant to Section 11.4. If this Agreement is terminated for any reason other than pursuant to Section 11.1(b), the Escrow Amount, less any compensation due the Escrow Agent, shall be paid to Buyer.

11.3 Specific Performance. The Parties recognize that if Seller refuses to perform under the provisions of this Agreement or otherwise breaches its obligation to consummate this Agreement, monetary damages alone would not be adequate to compensate Buyer for its injury. Buyer shall therefore be entitled, in addition to any other remedies that may be available, to obtain specific performance of the terms of this Agreement. If any action is brought by Buyer to enforce this Agreement, Seller shall waive the defense that there is an adequate remedy at law, and Buyer shall not be required to pay or post any bond in connection with any such equitable relief.

11.4 Payment of Escrow Deposit to Seller as Liquidated Damages. If this Agreement is terminated by Seller pursuant to Section 11.1(b), then and in that event Seller shall have the right to receive and retain the Escrow Deposit as liquidated damages, and Buyer shall have the right to receive any interest or other income earned in respect of the Escrow Deposit. The Parties agree that the amount of the actual damages suffered by Seller as a result of a breach by Buyer are likely to be difficult or impractical to ascertain and, therefore, the payment of the Escrow Amount to Seller is fair and reasonable and does not constitute a penalty.

11.5 Surviving Obligations. The rights and obligations of the Parties described in Sections 6.4 (Confidentiality) and 6.5 (Press Releases), Section 12, and this Section 11 shall survive any termination.

SECTION 12: MISCELLANEOUS

12.1 Notices. All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, may be sent by telecopy (with automatic machine confirmation), delivered by personal delivery, or sent by commercial delivery service or certified mail, return receipt requested, (ii) deemed to have been given on the date of actual receipt, which may be conclusively evidenced by the date set forth in the records of any commercial delivery service or on the return receipt, and (iii) addressed to the recipient at the address specified below, or with respect to any party, to any other address that such party may from time to time designate in a writing delivered in accordance with this Section 12.1:

If to Buyer:	c/o Liberman Broadcasting, Inc. 1845 Empire Avenue Burbank, CA 91504 Attn: Lenard Liberman Telephone: 818-563-5722 Telecopy: 818-558-4244

with a copy (which shall not constitute notice) to:	Latham & Watkins LLP 555 Eleventh Street, NW Washington, DC 20004 Attn: James F. Rogers, Esq. Telephone: 202-637-2215 Telecopy: 202-637-2201

If to Seller:	Sun City Communications LLC c/o Cobalt Communications 4535 Shetland Lane Houston, TX 77027 Attn: Michael Cutchall, CEO Telephone: 713-963-0888 Telecopy: 713-807-0230

with a copy (which shall not constitute notice) to:	Edwards, Angell, Palmer & Dodge, LLP 111 Huntington Avenue Boston, MA 02199-7613 Attn: Christopher Nelson, Esq. Telephone: 617-951-2207 Telecopy: 888-325-9513

12.2 Expenses. Buyer and Seller shall share equally and be responsible for (i) any sales and transfer Taxes and any recording fees arising from the purchase and sale of the Assets pursuant to this Agreement, (ii) any fees associated with filing the Assignment Application for the FCC Consent, and (iii) any fees associated with any other filing or similar fees relating to applications for Consent required from any Governmental Authority. Seller shall be solely responsible for any real estate excise or transfer Taxes or fees triggered by the Closing. Except as otherwise provided in this Agreement, Seller and Buyer shall each be liable for its own fees and expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement and the consummation of the transactions contemplated herein.

12.3 Choice of Law. This Agreement shall be construed, interpreted and the rights of the Parties determined in accordance with the laws of the State of California, without giving effect to the principles of conflicts of law of such state.

12.4 Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by Seller or Buyer without the prior written consent of the other Party hereto. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns, and no other person shall have any right, benefit or obligation hereunder.

12.5 Entire Agreement. This Agreement, all schedules and exhibits hereto, and all documents and certificates to be delivered by the Parties pursuant hereto, collectively represent the entire understanding and agreement between the Parties hereto with respect to the subject matter of this Agreement. All schedules and exhibits attached to this Agreement shall be deemed part of this Agreement and are incorporated herein, where applicable, as if fully set forth herein. This Agreement supersedes all prior negotiations, letters of intent or other writings between the Parties and their respective representatives with respect to the subject matter hereof and cannot be amended, supplemented, or modified except by an agreement in writing that makes specific reference to this Agreement or an agreement delivered pursuant hereto, as the case may be, and which is signed by the Party against which enforcement of any such amendment, supplement, or modification is sought.

12.6 Waivers of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 12.6.

12.7 Severability. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument and this Agreement shall be construed in a manner that, as nearly as possible, reflects the original intent of the Parties.

12.8 Counterparts. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, and all of which counterparts together shall constitute one and the same fully executed instrument. Counterpart signature pages executed and delivered via email or facsimile transmission shall be deemed an original for all intents and purposes, and shall be sufficient to make this Agreement legally binding.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been executed by the Parties hereto as of the date first above written.

LBI:		SUN CITY:

LIBERMAN BROADCASTING OF CALIFORNIA LLC		SUN CITY COMMUNICATIONS, LLC

By:	/s/ Lenard Liberman	By:	/s/ Michael Cutchall

Name:	Lenard Liberman	Name:	Michael Cutchall

Title:	Executive Vice President and Secretary	Title:	Pres / CEO

LICENSE SUB:		LICENSE HOLDER:

LBI RADIO LICENSES LLC		SUN CITY LICENSES, LLC

By:	/s/ Lenard Liberman	By:	/s/ Michael Cutchall

Name:	Lenard Liberman	Name:	Michael Cutchall

Title:	Executive Vice President and Secretary	Title:	Pres / CEO

[Signature Page to Asset Purchase Agreement]